Brookfield Properties Corporation

Conference Call and Webcast of 2004 Third Quarter Results

Monday, November 1st, 2004 at 11:00 a.m. (E.T.)

You are invited to participate in Brookfield Properties Corporation’s live conference call announcing 2004 third quarter results on November 1, 2004 at 11:00 a.m. (E.T.). Third quarter financial results will be available prior to the market open on November 1st on Brookfield’s Web site in the News section at www.brookfieldproperties.com.

Scheduled speakers are Gordon Arnell, Chairman; Richard Clark, President and Chief Executive Officer; and Craig Laurie, Chief Financial Officer.

Webcast:
To access the webcast, go to Brookfield’s Web site at www.brookfieldproperties.com, and click on the link for the webcast on the Home Page. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 30 days.

Teleconference:
You may also participate by dialing into the live conference toll free at 1-877-461-2814 or at 416-695-9753. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived through December 1, 2004 and can be accessed by dialing toll free 1-888-509-0081 or 416-695-5275.

Management’s presentation will be followed by a question and answer period. To ask a question, press “*1” on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press "*2”. If you hang up, you can reconnect by dialing 1-877-461-2814. For assistance at any point during the call, press “*0” or call the Conference Center help line at 1-866-930-2525, option 2.

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

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Contact:
Melissa Coley, Vice President, Investor Relations & Communications
Email: mcoley@brookfieldproperties.com
Tel: (212) 417-7215